PINNACLE SYSTEMS, INC.

ISS PRESENTATION

JUNE 30, 2005

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and deemed filed as definitive additional materials under the Securities Exchange act of 1934, as amended

Filer: Pinnacle Systems, Inc.

Subject Company: Pinnacle Systems, Inc.

Registration Statement No. 333-124475

Speakers

Patti S. Hart - President and CEO

Mary Dotz - Chief Financial Officer

Melanie A. Sherk - General Counsel

Safe Harbor Statement

Some statements in this presentation may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. These

forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forwardlooking statements, including but not limited to: (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii) other onetime events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the definitive Joint Proxy Statement/Prospectus filed by Avid and

Pinnacle with the SEC. Avid and Pinnacle disclaim any obligation to update any forward-looking statements after the date of this presentation.

Shareholder Meeting Agenda

Approve Agreement and Plan of Merger and Agreement of

Merger to be filed with the California Secretary of State

pursuant to which Pinnacle will become a wholly-owned

subsidiary of Avid and each outstanding share of Pinnacle

common stock will be converted into the right to receive

0.0869 of a share of Avid stock plus $1.00 in cash

Approve adjournments or postponements of Pinnacle’s

special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the terms of the merger

Acquisition by Avid

Announced March 21, 2005

Consideration:

.0869 share of Avid stock for each Pinnacle share

(6.2M Avid shares)

$1.00 per share of cash ($71M)

Hart-Scott-Rodino early termination received June

10, 2005

EU antitrust review in process

Anticipated closing in first week of August

Board Considerations in

Recommending “For” Vote

The competitive market environment in which

Pinnacle is a relatively small technology company

The larger size and greater resources of Avid as

compared to Pinnacle

The premium represented by the Avid merger

consideration

The expected synergies resulting from the merger

Potential Benefits for Pinnacle

Shareholders

The premium represented by the merger

consideration

Continued investment in Avid whose operating

strategy is consistent with Pinnacle’s long-term

strategic goals

Cash portion of merger provides a stable value for

a portion of the merger consideration, thereby

mitigating fluctuations in Avid stock

Summary

Strong strategic fit

Solid premium for Pinnacle shareholders

and continued equity in combined

companies

Compelling synergies expected

Important Additional Information

Avid has filed with the SEC a Registration Statement on Form S-4 (Registration No.

333-124475) containing a Joint Proxy Statement/Prospectus. Avid and Pinnacle have mailed to their respective stockholders a copy of the definitive Joint Proxy

Statement/Prospectus in connection with the proposed transaction on or about June 16,

2005. The Registration Statement and the definitive Joint Proxy Statement/Prospectus contain important information about Avid, Pinnacle, the transaction, and related matters.

Investors and security holders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration

Statement and the Joint Proxy Statement/Prospectus and other documents filed with the

SEC by Avid and Pinnacle through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders are able to obtain free copies of the

Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations

Director for Avid, at telephone number 978.640.5309, or from Pinnacle by contacting

Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678,

extension 224.